Exhibit 12(a)(1)

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ENACTED BY
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 20-F of Gruma, S.A. de C.V. (the “Company”) for the period ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roberto González Barrera, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, that:

(1)  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Roberto González Barrera
Name:	Roberto González Barrera
Title:	Chief Executive Officer

Date: June 30, 2003

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.